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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM U-5S/A

                               AMENDMENT NO. 1 TO
                                  ANNUAL REPORT

                      For the year ended December 31, 2002

        Filed pursuant to the Public Utility Holding Company Act of 1935 by

                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 70002


                              Utility Holding, LLC
                           200 West Ninth Street Plaza
                                    Suite 411
                           Wilmington, Delaware 19801



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Exhibits

E-7 Gas Company Jurisdictional Annual Report of CenterPoint Energy Minnegasco to the State of Minnesota Department of Commerce for the year ended December 31, 2002 (filed under cover of Form SE in connection herewith).

F-5 CenterPoint Energy, Inc. Consolidating Balance Sheet and Statement of Consolidated Operations as of December 31, 2002 (attached hereto; supporting consolidating financial statements are being filed in connection herewith with a request for confidential treatment).

                                    SIGNATURE

     Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company of 1935. The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

                              CENTERPOINT ENERGY, INC.,
                              for itself and on behalf of UTILITY HOLDING, LLC

                              By:    /s/ Rufus S. Scott
                                 -----------------------------------
                              Name:  Rufus S. Scott
                              Title: Vice President, Deputy General Counsel and
                                     Assistant Corporate Secretary

June 9, 2003